UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EnLink Midstream, LLC
(Name of Issuer)

Common Units
(Title of Class of Securities)

29336T100
(CUSIP Number)

ONEOK, Inc.
Attention: Walter S. Hulse, III
100 W. Fifth Street
Tulsa, Oklahoma 74103
(918) 588-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29336T100

1.	NAMES OF REPORTING PERSONS ONEOK, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 200,340,753
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 200,340,753
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,340,753
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

EXPLANATORY NOTE

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common units representing limited liability company interests (the “Common Units”) of EnLink Midstream, LLC, a Delaware limited liability company (the “Issuer”), whose principal executive offices are located at 1722 Routh St., Suite 1300, Dallas, Texas 75201.

Item 2.	Identity and Background

Reporting Person

The reporting person filing this statement is ONEOK, Inc., an Oklahoma corporation (the “Reporting Person” or “ONEOK”), and its common stock is listed on the New York Stock Exchange under the trading symbol “OKE.” ONEOK delivers energy products and services vital to an advancing world. As one of the largest diversified energy infrastructure companies in North America, ONEOK is a leading midstream operator that provides gathering, processing, fractionation, transportation and storage services.

The principal business address and principal office address of ONEOK is 100 West Fifth Street, Tulsa, Oklahoma 74103.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling ONEOK (collectively, the “Related Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 hereto and is incorporated by reference herein. During the last five years, to the Reporting Person’s knowledge, none of the Reporting Person nor any Related Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, to the Reporting Person’s knowledge, none of the Reporting Person nor any Related Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 24, 2024, ONEOK completed an underwritten public offering (the “Notes Offering”) of $1.25 billion aggregate principal amount of its 4.250% notes due 2027, $600 million aggregate principal amount of its 4.400% notes due 2029, $1.25 billion aggregate principal amount of its 4.750% notes due 2031, $1.60 billion aggregate principal amount of its 5.050% notes due 2034, $1.50 billion aggregate principal amount of its 5.700% notes due 2054, and $800 million aggregate principal amount of its 5.850% notes due 2064. ONEOK used a portion of the net proceeds of the Notes Offering to fund the purchase price for the Transaction (as defined below).

Item 4.	Purpose of Transaction

Purchase Agreement

On August 28, 2024, ONEOK entered into a Purchase Agreement (the “Purchase Agreement”) with GIP III Stetson I, L.P., a Delaware limited partnership (“Seller I”), GIP III Stetson II, L.P., a Delaware limited partnership (“Seller II” and, together with Seller I, the “EnLink Sellers”), and EnLink Midstream Manager, LLC, a Delaware limited liability company (“Manager”), acting solely in its individual capacity and not in its capacity as managing member of the Issuer. On October 15, 2024, pursuant to the Purchase Agreement, ONEOK acquired (i) 97,207,538 Common Units from Seller I and 103,133,215 Common Units from Seller II, in exchange for consideration equal to $14.90 in cash per Common Unit and (ii) all of the outstanding limited liability company interests in Manager from Seller I in exchange for $300.0 million in cash (the “Transaction”), for total cash consideration of approximately $3.3 billion.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 to this Schedule 13D and is incorporated herein by reference.

Director Designation Rights

Pursuant to the Third Amended and Restated Limited Liability Company Agreement of Manager (the “Manager LLCA”), ONEOK, as the sole member of Manager, has the ability to cause the election of the members of the board of directors of Manager (the “Board”), which is the managing member of the Issuer. In connection with the completion of the Transaction, Pierce H. Norton II, Walter S. Hulse III and Lyndon C. Taylor were appointed to the Board and Benjamin M. Daniel, Matthew C. Harris and Scott E. Telesz resigned as directors of Manager. Deborah G. Adams, Jesse Arenivas, Tiffany Thom Cepak and Leldon E. Echols will continue to serve on the Board.

Each of Pierce H. Norton II, Walter S. Hulse III and Lyndon C. Taylor is an executive officer of, and Mr. Norton is also a director of, ONEOK. Each was designated by ONEOK to serve as a member of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to matters described in Item 4 of this Schedule 13D.

The foregoing description of the Manager LLCA does not purport to be complete and is qualified in its entirety by the full text of the Manager LLCA, a copy of which is filed as Exhibit 10.2 to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes, other than as described herein, and intends to review its investments in the Issuer on a continuing basis. The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Consistent with prior disclosures made by ONEOK, the Reporting Person intends to pursue the acquisition of the remaining publicly held Common Units of the Issuer in a tax-free transaction and expects to discuss the terms of such potential transaction with the conflicts committee of the Board. If the negotiations are successful, such potential transaction is expected to result in the de-listing and de-registration of the Common Units and may result in a change of control under the terms of the Issuer’s outstanding Series B Cumulative Convertible Preferred Units. There can be no assurance, however, that the Reporting Person will be successful in the completion of such potential transaction, that the potential transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that such transaction would be successfully implemented. The Reporting Person does not intend to amend this Schedule 13D in relation to such discussions and negotiations unless and until a definitive agreement has been executed; provided that the Reporting Person shall amend this Schedule 13D if facts and circumstances otherwise require the Reporting Person to do so.

In addition, the Reporting Person and its designees to the Board may engage in additional discussions with management, the Board and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions other than as described in the prior paragraph, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Units; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

The Reporting Person reserves the right to formulate other plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Person. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

According to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024, as of August 1, 2024, 461,449,461 Common Units were outstanding. In connection with the Transaction, ONEOK has acquired 200,340,753 Common Units. The percentages herein were derived from these amounts.

(a) and (b) Following the consummation of the Transaction, ONEOK directly holds and has sole voting and dispositive power of 200,340,753 Common Units, representing 43.4% of all Common Units outstanding as of August 1, 2024.

(c) Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Units of the Issuer during the past 60 days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 above is incorporated by reference herein.

Except as set forth herein, neither the Reporting Person nor any Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

10.1.	Purchase Agreement, dated as of August 28, 2024, by and among ONEOK, Inc., GIP III Stetson I, L.P., GIP III Stetson II, L.P. and EnLink Midstream Manager, LLC (incorporated by reference to Exhibit 2.1 to ONEOK, Inc.’s Current Report on Form 8-K filed on August 30, 2024 (File No. 1-13643)).

10.2.	Third Amended and Restated Limited Liability Company Agreement of EnLink Midstream Manager, LLC (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on October 15, 2024 (File No. 001-36336)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 15, 2024

ONEOK, INC.

By:	/s/ Walter S. Hulse III
Name:	Walter S. Hulse III
Title:	Chief Financial Officer, Treasurer and Executive Vice President, Investor Relations and Corporate Development

Schedule 1

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of ONEOK, Inc. are set forth below. The business address of each individual is c/o ONEOK, Inc. 100 West Fifth Street, Tulsa, Oklahoma 74103.

Name	Present Principal Occupation or Employment	Citizenship
Pierce H. Norton II	Director, Chief Executive Officer and President of ONEOK, Inc.	United States
Walter S. Hulse III	Chief Financial Officer, Treasurer, Executive Vice President, Investor Relations and Corporate Development of ONEOK, Inc.	United States
Mary M. Spears	Senior Vice President and Chief Accounting Officer, Finance and Tax of ONEOK, Inc.	United States
Kevin L. Burdick	Executive Vice President & Chief Enterprise Services Officer of ONEOK, Inc.	United States
Lyndon C. Taylor	Executive Vice President, Chief Legal Counsel and Assistant Secretary of ONEOK, Inc.	United States
Sheridan C. Swords	Executive Vice President, Commercial Liquids and Natural Gas Gathering and Processing of ONEOK, Inc.	United States
Charles M. Kelley	Senior Vice President, Commercial Natural Gas Pipelines of ONEOK, Inc.	United States
Julie H. Edwards	Chairperson of the Board of Directors of ONEOK, Inc.	United States
Brian L. Derksen	Director of ONEOK, Inc.	United States
Lori A. Gobillot	Director of ONEOK, Inc.	United States
Mark W. Helderman	Director of ONEOK, Inc.	United States
Randall J. Larson	Director of ONEOK, Inc.	United States
Pattye L. Moore	Director of ONEOK, Inc.	United States
Eduardo A. Rodriguez	Director of ONEOK, Inc.	United States
Gerald B. Smith	Director of ONEOK, Inc.	United States
Wayne T. Smith	Director of ONEOK, Inc.	United States